~~Hilton Group plc~~

Ladbroke Group

03 JUL 16 AM 7:21

Ref: 82-1571


03024542

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton

Ladbrokes

LivingWell

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY (SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***NO. OF DIVIDEND SHARES AWARDED (NOTE 3)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	38	19	34	1,447
DAVID MICHELS	38	19	34	1,447
BRIAN WALLACE	38	19	34	1,447

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 JULY 2003 AT 195.25P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED

3. SHARES PURCHASED PURSUANT TO THE PLAN ON 2 JUNE 2003 AT 172.75P PER SHARE

Dlw 7/16

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 9 JULY 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 111,888,528 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.08% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,069,500
MELLON BANK	78,773
STATE STREET NOMINEES LIMITED	3,766,418
J P MORGAN CHASE	2,000
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	711,523
BROWN BROTHERS HARRIMAN	44,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	851,800
STATE STREET BANK & TRUST	172,200

J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	22,616,293
CHASE NOMINEES LIMITED	6,001,400
BANK OF NEW YORK LONDON	3,460,126
MELLON NOMINEES LIMITED	929,800
CREDIT SUISSE FST BOS ZURICH	23,000
NORTHERN TRUST	663,900
CHASE NOMINEES LIMITED	469,029
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	892,700
DEUTSCHE BANK	1,263,500
CITIBANK	960,400
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,125,270
CHASE MANHATTAN BANK LONDON	6,689,312
STATE STREET BANK & TRUST	4,469,599
BANK OF NEW YORK LONDON	19,485,800
CHASE NOMINEES LIMITED	835,800
DEUTSCHE BANK	938,176
NORTHERN TRUST	9,486,362
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,141,600
NATIONAL AUSTRALIA BANK	24,100

PICG	14,600
J P MORGAN	7,384,300
STATE STREET NOMINEES LIMITED	2,451,500
CITIBANK	238,900
MSS NOMINEES LIMITED	2,210,447
NORTRUST NOMINEES LIMITED	2,160,700
CHASE MANHATTAN BANK AG FRANKFURT	59,800
MORGAN STANLEY	1,266,500
BROWN BROTHERS HARRIMAN	298,500
TOTAL	111,888,528